Exhibit 99.1

GasLog Ltd. Announces 2019 Annual General Meeting

MONACO – February 14, 2019 – GasLog Ltd. (“GasLog”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that its Board of Directors has called an annual general meeting to be held in Monaco on Friday, May 10, 2019.

Shareholders of record at the close of business on Friday, March 15, 2019, will be entitled to receive notice of, and to vote at, the annual general meeting and at any adjournments or postponements thereof.

Formal notice of the meeting and GasLog’s proxy statement will be sent to shareholders of the Company in due course.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated owned fleet consists of 34 LNG carriers (25 ships on the water and nine on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui & Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet currently includes 14 LNG carriers in operation owned by GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com